Exhibit 99.2



ASML INCREASES SHARE IN TAIWAN MEMORY MARKET
WITH WINBOND ORDER

VELDHOVEN, the Netherlands, May 18, 2005 - ASML Holding NV (ASML) today announced it was awarded a customer contract from Winbond Electronics Corporation, a global provider of telecommunications memory devices, to equip its 300 mm fab in Taiwan. No financial details are being disclosed.

Taiwan is the fourth largest producer of semiconductors worldwide and home to a thriving memory chip market. Winbond and other major memory producers continue to invest in new lithography capacity within the country.

"Winbond selected ASML as its products provide superior value of ownership that extends from the current to the next generation of technology," said Arthur Chiao, chairman, Winbond. "Our goal is to use our new facility, Fab 6, to build on our leadership in mobile memory and specialty DRAM chips. ASML's technology gives Winbond a competitive edge."

ASML will install systems from its TWINSCAN platform starting in June 2005.

"Through its new alliance with Winbond, ASML continues to gain share in the Taiwan memory market," said Eric Meurice, president and CEO, ASML. "Memory producers recognize that the easy installations and superior productivity and production quality provided by ASML systems are beneficial in a highly competitive market."

This order from ASML reflects the continued growth of Taiwan's semiconductor industry, which achieved record sales of $35.4 billion in 2004, according to the Taiwanese government.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

About Winbond

Winbond Electronics Corporation was founded in Hsinchu Science-Based Industrial Park, Taiwan in 1987. By positioning itself as a "Mobile Electronics Solution" provider, Winbond owns two business groups - Logic IC Business Group and Memory IC Business Group. Logic IC Business Group focuses on three specific domains: microcontroller-based ICs, PC & peripheral ICs and network access ICs. As to Memory IC Business Group, the products include Specialty DRAM, Pseudo SRAM and Flash.
It has become the largest IDM (Integrated Device Manufacturer) Company in Taiwan semiconductor industry. With more than 4,200 employees worldwide, the Company has subsidiaries located in America, Japan, Hong Kong and China.

Further information is available at: http://www.winbond.com

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands

Beth Kitchener - Corporate Communications - +1.203.761.6300 - Wilton,
Connecticut

Investor Relations Contacts:
Craig DeYoung - Investor Relations - +1.480.383.4005 - Tempe, Arizona

Franki D'Hoore - Investor Relations - +31.40.268.6494 - Veldhoven, the
Netherlands